Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

19 May 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney, NSW 2000

Dear Sir/Madam
Results for the 4th Quarter and Year Ended 31 March 2020

James Hardie announced today that it has filed the following documents relating to fiscal year 2020 with the ASX:

•	Appendix 4E: Preliminary Final Report for the year ended 31 March 2020
•	Media Release
•	Management’s Analysis of Results
•	Management Presentation
•	Consolidated Financial Statements for the year ended 31 March 2020
•	KPMG Actuarial Report for year ended 31 March 2020

Copies of these documents are available on the company’s investor relations website at www.ir.jameshardie.com.au.

Yours faithfully

Jason Miele
Chief Financial Officer

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895